UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 10, 2011

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 10, 2011, Independence Holding Company issued a news release announcing its 2011 Third-Quarter and Nine-Months Results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated November 10, 2011: Independence Holding Company Announces 2011 Third-Quarter and Nine-Months Results.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>November 10, 2011</u>

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2011 THIRD-QUARTER AND NINE-MONTHS RESULTS

Stamford, Connecticut, November 10, 2011. Independence Holding Company (NYSE: IHC) today reported 2011 third-quarter and nine-month results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income per share from continuing operations attributable to IHC was $.22 per share, diluted, or $3,554,000, for the three months ended September 30, 2011 compared to $.29 per share, diluted, or $4,441,000, for the three months ended September 30, 2010. Revenues decreased to $103,659,000 for the three months ended September 30, 2011, compared to revenues for the three months ended September 30, 2010 of $107,875,000. The decrease in both net income and revenues were primarily due to a reduction in realized gains and lower yield on investments.

Net income per share from continuing operations attributable to IHC was $.62 per share, diluted, or $9,778,000, for the nine months ended September 30, 2011 compared to $1.46 per share, diluted, or $22,355,000, for the nine months ended September 30, 2010. As a result of acquiring a controlling interest in American Independence Corp. (AMIC) in March 2010, IHC recorded a gain of $16,733,000, net of $11,097,000 of taxes, ($1.09 per share) on its investment in AMIC in the first quarter of 2010. Excluding the gain on AMIC, revenues increased 4% to $313,503,000 for the nine months ended September 30, 2011.

IHC reported operating income[1] per share of $.19 per share, diluted, or $3,033,000, for the three months ended September 30, 2011, compared to $.13 per share, diluted, or $1,957,000, for the three months ended September 30, 2010. IHC reported operating income per share of $.54 per share, diluted, or $8,486,000 for the nine months ended September 30, 2011, compared to $.23 per share, diluted, or $3,582,000 for the nine months ended September 30, 2010.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are pleased that our operating income per share for the three months and nine months of 2011 has improved 46% and 135%, respectively, from the comparable periods in 2010. The Company's financial condition remains very strong as our book value per share increased to $15.81 per share at September

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[1] Operating income is a non-GAAP measure representing income from continuing operations net of (income) losses attributable to non-controlling interests and excluding net realized investment gains (losses), other-than-temporary impairment losses and gain on bargain purchase of AMIC, net of applicable income tax. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of income from continuing operations to operating income is included in this press release.

30, 2011 as compared to $15.14 at December 31, 2010, and stockholders' equity at September 30, 2011 reached an all-time high of $260 million."

Mr. Thung continued, "We are encouraged by the significant improvement in the profitability of our medical stop-loss line of business, which was positively affected by the reorganization of our stop-loss business. During the past three years we successfully changed the way we manage this line of business by terminating our relationship with most independent managing general underwriters (MGUs) and consolidating the operations of our owned MGUs into a direct writing operation known as IHC Risk Solutions. This change has made us more competitive and efficient, resulting in significantly higher profit margins and has led to the decision to take 100% of the risk (subject to customary excess coverage) on business written through IHC Risk Solutions in 2012. We are also gratified by the increasing profitability of the fully insured segment, and that our overall investment portfolio continues to be strong. Its quality is very high (rated, on average, AA) and has a duration of approximately five years. IHC continues to experience pressure on its investment income due to low yields (4.2% for the first nine months of 2011) and the short duration of our fixed maturities. Finally, we are pleased with the success of the exchange offer completed in the third quarter which resulted in IHC increasing its ownership in AMIC to 76%."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is income from continuing operations net of income or losses attributable to non-controlling interests and excluding net realized gains or losses, other-than-temporary impairment losses and gain on bargain purchase, net of applicable income taxes; and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes, that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. Independence American offers medical stop-loss, small group major medical, short-term medical, and major medical for individuals and families. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
THIRD QUARTER REPORT[2]
September 30, 2011
(In Thousands, Except Per Share Data)

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2011	2010	2011	2010
REVENUES					
Premiums earned	$	85,230 $	83,259 $	255,104 $	238,757
Net investment income		9,235	11,136	28,984	30,638
Fee income		7,118	8,102	22,823	25,343
Net realized investment gains		924	4,030	2,605	6,013
Total other-than-temporary impairment losses		(107)	(132)	(575)	(2,797)
Equity income from AMIC		-	-	-	280
Gain on bargain purchase of AMIC		-	-	-	27,830
Other income		1,259	1,480	4,562	4,592
		103,659	107,875	313,503	330,656
EXPENSES					
Insurance benefits, claims and reserves		56,654	61,320	183,060	182,827
Selling, general and administrative expenses		38,958	37,182	111,275	105,007
Amortization of deferred acquisition costs		1,844	1,678	5,293	4,716
Interest expense on debt		516	499	1,433	1,447
		97,972	100,679	301,061	293,997
Income from continuing operations before income taxes		5,687	7,196	12,442	36,659
Income taxes		1,676	2,145	1,167	12,913
Income from continuing operations		4,011	5,051	11,275	23,746
Discontinued operations:					
Loss from discontinued operations		-	(21)	-	(203)
Net Income		4,011	5,030	11,275	23,543
Less income from noncontrolling interests in subsidiaries		(457)	(610)	(1,497)	(1,391)
NET INCOME ATTRIBUTABLE TO IHC	$	3,554 $	4,420 $	9,778 $	22,152
Basic income per common share:					
Income from continuing operations	$	.22 $	.29 $	.62 $	1.46
Loss from discontinued operations		-	-	-	(.01)
Basic income per common share	$	.22 $	.29 $	.62 $	1.45
WEIGHTED AVERAGE SHARES OUTSTANDING		16,173	15,233	15,831	15,279
Diluted income per common share:					
Income from continuing operations	$	.22 $	.29 $	.62 $	1.46
Loss from discontinued operations		-	-	-	(.01)
Diluted income per common share	$	.22 $	.29 $	.62 $	1.45
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING		16,178	15,233	15,839	15,282

As of November 7, 2011, there were 16,415,671 common shares outstanding, net of treasury shares.

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[2] IHC applied business acquisition accounting and consolidated the financial results of AMIC as of March 5, 2010, resulting in a consolidated statement of income which consolidates approximately seven months of AMIC results and reflects the equity method of accounting for the first two months of 2010.

**RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO
NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands, Except Per Share Data)**

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2011	**2010**	**2011**	**2010**
Income from continuing operations	$ 4,011	$ 5,051	$ 11,275	$ 23,746
(Income) loss from noncontrolling interest in subsidiaries	(457)	(610)	(1,497)	(1,391)
Realized gains, net of taxes	(597)	(2,569)	(1,670)	(3,840)
Other-than temporary impairment losses, net of taxes	76	85	378	1,800
Gain on bargain purchase of AMIC, net of taxes	-	-	-	(16,733)
Operating income from continuing operations	$ 3,033	$ 1,957	$ 8,486	$ 3,582
Non - GAAP basic income per common share: Operating income from continuing operations	$ .19	.13	$ .54	.23
Non - GAAP diluted income per common share: Operating income from continuing operations	$ .19	.13	$ .54	.23

Included in the realized gains, net of taxes, above are IHC's proportionate share of AMIC's realized gains (losses) net of taxes. The other-than-temporary-impairment losses are primarily due to the write down in value of certain Alt-A mortgage fixed maturities.